

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2018

David Boris
Co-Chief Executive Officer
Forum Merger II Corporation
1345 Avenue of the Americas
New York, NY 10105

      Re: Forum Merger II Corporation
          Draft Registration Statement on Form S-1
          Submitted June 1, 2018
          CIK No. 0001741231

Dear Mr. Boris:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Business Strategy, page 3

1.   Please disclose whether you have identified any specific private equity funds with which you intend to collaborate.

David Boris
Forum Merger II Corporation
June 27, 2018
Page 2

<u>General</u>

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

  You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

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